UNITED STATES CELLULAR CORPORATION

8410 WEST BRYN MAWR AVENUE

CHICAGO, ILLINOIS  60631

(773) 399-8900

May 6, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:         United States Cellular Corporation

                Registration Statement on Form S-3

                Filed February 25, 2015, as amended May 1, 2015

                File No. 333-202271

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United States Cellular Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at 1:00 p.m. Washington D.C. time on Friday, May 8, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges with respect to the above-referenced filing that:

•              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

If you have any questions, please contact Alfred N. Sacha of Sidley Austin LLP at 312-853-2939 (phone), 312-853-7036 (fax) or asacha@sidley.com (email).  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

	By:	/s/ LeRoy T. Carlson Jr.
LeRoy T, Carlson, Jr.
Chairman

cc: Alfred N. Sacha